Exhibit (a)(5)(B)

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration N° 175

Santiago, October 29, 2016

Ger. Gen. N° 71/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Present.

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, and exercising the powers conferred upon me and on behalf of (“Enersis Américas” or the “Company”), I inform you by Significant Event, following the conclusion of the period for dissenting shareholders of the merger agreement (the “Merger”) of Enersis Américas and its subsidiaries Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), adopted at the extraordinary shareholders’ meeting of the Company held on September 28, 2016, to exercise their statutory merger dissenters’ withdrawal rights in the Company, of the following:

1.	That the exercise of statutory merger dissenters’ withdrawal rights in Enersis Américas did not exceed 10% of the outstanding voting shares by said company and no shareholder has exceeded the maximum concentration limit of 65% of the outstanding shares of Enersis Américas as of the conclusion of the period to exercise statutory merger dissenters’ withdrawal rights.

2.	That, as reported by Endesa Américas and Chilectra Américas on this same date through Significant Events, the exercise of statutory merger dissenters’ withdrawal rights in each of them did not exceed their respective thresholds of 10% of the outstanding voting shares of Endesa Américas and 0.91% of the outstanding voting shares of Chilectra Américas.

3.	That, having agreed at the extraordinary shareholders’ meetings of the three merging companies, held on September 28, 2016, that the Merger remained subject to the conditions precedent (the “Conditions Precedent”) consisting of the exercise of statutory merger dissenters’ withdrawal rights by each of the company’s respective dissenting shareholders would not exceed the thresholds indicated in numerals 1 and 2 above and, in the case of the statutory merger dissenters’ withdrawal rights of Enersis Américas, not exceed the shareholder concentration limit of 65% indicated above, the Conditions Precedent to which the Merger was subject have been fully met and, therefore, the approval of the Merger at the aforementioned extraordinary shareholders’ meetings is firmly declared, subject to the delivery of a single declaratory public deed by the companies for full effectiveness.

In accordance with what was approved at the respective extraordinary shareholders’ meetings, the Merger will be effective as of the first calendar day of the month following the month in which the declaratory public deed is granted.

4.	That, as a result of the above, it was determined that no causes for the cancellation of the public acquisition of shares (“OPA” in its Spanish acronym) launched by Enersis Américas for the acquisition of 3,282,265,786 issued by Endesa Américas occurred and that the conditions precedent of the Tender Offer launched by Enersis Américas in the United States for the acquisition of all American Depositary Shares (“ADSs”) issued by Endesa Américas and all shares issued by that company, whose holders are resident in the United States, have been satisfied. Communications relating to the results of such offers will be made in accordance with the legislation applicable to each of them.

Cordially,

/s/ Luca D’Agnese

Luca D’Agnese

Chief Executive Officer

c.c.	National Economic Prosecutor’s Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders Representatives

Central Securities Depositary

Risk Classification Commission